TECTONIC THERAPEUTIC, INC.

490 Arsenal Way, Suite 210

Watertown, MA 02472

(339) 666-3320

July 26, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tectonic Therapeutic, Inc.

Registration Statement on Form S-1

File No. 333-280909

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-280909) (the “Registration Statement”) to become effective on Tuesday, July 30, 2024, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Courtney T. Thorne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Courtney T. Thorne of Cooley LLP, counsel to the Registrant, at (617) 937-2318, or in her absence Katherine Denby of Cooley LLP at (202) 776-2070.

Very truly yours,

TECTONIC THERAPEUTIC, INC.

By:	/s/ Daniel Lochner
Name:	Daniel Lochner
Title:	Chief Financial Officer

cc:	Courtney T. Thorne, Cooley LLP

Katherine Denby, Cooley LLP